UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐ Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  ☐

Attached as Exhibit 99.1 to this Form 6-K is the report of independent registered public accounting firm to the shareholders and directors of Canadian Imperial Bank of Commerce (“CIBC”) with respect to CIBC’s 2019 annual financial statements which were filed on the date hereon as an exhibit to CIBC’s Annual Report on Form 40-F on the basis of their audit conducted under Canadian generally accepted auditing standards.

An unqualified report of independent registered public accounting firm to the shareholders and directors of CIBC with respect to CIBC’s 2019 annual financial statements on the basis of their audit conducted under the standards of the U.S. Public Company Accounting Oversight Board was included with CIBC’s 2019 annual financial statements filed as an exhibit to CIBC’s Annual Report on Form 40-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: December 5, 2019	By:	/s/ Veni Iozzo
	Name:	Veni Iozzo
	Title:	Executive Vice-President

EXHIBITS

Exhibit Number	Description

99.1	Report of independent registered public accounting firm on the basis of audit conducted in accordance with Canadian generally accepted auditing standards with respect to 2019 annual financial statements of the registrant